SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: ACAP Investment Series Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

SilverBay Capital Management LLC

350 Madison Avenue, 9th Floor

New York, New York 10017

Telephone Number (including area code): (212) 389-8713

Name and address of agent for service of process:	A. Tyson Arnedt SilverBay Capital Management LLC 350 Madison Avenue, 9th Floor New York, New York 10017

Copy to:

George M. Silfen, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York, 10022

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

X  Yes           No

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 20th day of July, 2012.

ACAP Investment Series Trust

By:	/s/ A. Tyson Arnedt
Name: A. Tyson Arnedt Title: Trustee